Exhibit 99.6

March 28, 2016

Dear Fellow Shareholders:

Fiscal 2015 was a good year for Norsat International Inc. (“Norsat”). We continued to improve our annual profitability and to generate operating cash flow, invested in the development of new products, and made measurable progress in advancing into a leadership position within the industry with our unique and customized communications technology solutions.

Consistent 2015 Setting Stage for Continued Positive Results in 2016

Our revenue for fiscal 2015 was $36.1 million compared to $36.2 million for fiscal 2014 due to the softness experienced in the infrastructure and public safety markets especially in Canada as a result of the current economic conditions. However, our continued investments in new products have been well received by our customers that should position us for strong revenues in 2016. For instance, our newest generation of Maritime VSAT terminals were selected by a U.S. military contractor and have translated into approximately $2.7 million in future product sales in 2016 and 2017. Our ATOM product line sales continue to gather market traction and the product offering continues to expand. During 2015, we shipped prototypes of our new ATOM KA Band products, one of the smallest, lightest and most power efficient units in the market. Overall our customizable platform of products has continued to expand which is driving improvements in our Satellite Communications segment.

Despite certain headwinds within the Land Mobile Radio, we continued to generate solid revenues and maintain strong profitability due to our efforts to diversity over the years. Also in 2015 we saw an increase in sales of our positive train control (“PTC”) products and we believe the program's scope will continue over the coming years as thousands of locomotives and miles of track still need equipment to enable PTC to be fully operational, providing Norsat with a strong backlog of order flow for years to come.

While we continue to drive opportunities of organic growth, we are also continuing to pursue opportunities to realize growth through business combinations. While we did not identify any suitable acquisition target in 2015, we will remain diligent on pursuing these opportunities to expand our product and distribution capabilities. We will also remain prudent with shareholders' capital and focus on opportunities that fit our criteria to provide strong value and sustainable earnings.

Strong Commitment to Next Generation Products, Solutions and Operations

Research and development (R&D) investment for product development continued to be a priority for Norsat. In 2015, we continued to create new positions within our R&D team and balance our utilization and efficiency with a key focus to ensure intellectual property is retained within the organization. In 2015, we continued the development of the next generation products including the introduction of our new compact ATOM 25-100 Watt Ku-band BUCs and SSPAs, and customized version of the SM2600D which is a low profile, multi-band, multi-port antenna platform ideally suited for the transportation market. Our ability to provide innovative and diversified suite of customizable products and solutions to meet the high standards of our customers continues to be a competitive advantage in winning contracts. Our R&D efforts over the last 2 years have translated into increased bookings and will position us to achieve positive results in 2016.

Within the organization, we have contributed our investment to achieve improvements in operational efficiency. We have continued to adopt the LEAN philosophy, which is a business model and a collection of tactical methods that emphasizes elimination of non-value added activities, or in essence waste, while delivering quality products on time, at lower cost, and with greater efficiency. This is important as the markets that we operate in are continually changing and our customers are demanding suppliers to have systems that combine the low unit costs of mass production processes with the flexibility of individual customization. Strategically, all of our employees are focused on a “customize fast” platform throughout their daily activities and we are well positioned to be a leading supplier.

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Leveraging Our Strengths, Broadening our Reach

Norsat’s primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when handling projects in challenging applications and environments. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat and Sinclair Technologies products and our strong after-sales support infrastructure. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. We are leveraging these strengths as we enter new geographic markets, strengthening our reach in existing markets, broadening our customer base, and expanding into new market verticals.

We also continue to pursue opportunities that can further our reach through acquisitions. The current global economic uncertainties, coupled with Norsat's stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Overall, we will continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continue enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers through both organic and other strategic opportunities, all focused on improving our overall operating and financial performance.

Strong Financial Position and Capital Structure

We generated $0.7 million cash from operating activities in 2015 compared to approximately $3.9 million in 2014, ending the year with $4.6 million in cash and equivalents, compared to $5.5 in 2014. Our capital structure has further improved in 2015 as we fully repaid our acquisition loan. We believe given our strong financial status, our company is well positioned to expand our business going forward.

Norsat has been operating from a position of balance and financial strength and the Company is performing to deliver continued solid financial results, while simultaneously investing to ensure that our performance levels can be sustained for the long-term.

Continually Positioned for the Future

For fiscal 2016, the Company has had a positive start with good quoting activities and a strong backlog. We will continue with our strategic focus on developing the next generation products and enhancing our capabilities as a provider of unique and customized solutions that can be delivered quickly and reliably.

Overall, I am pleased with the progress made in 2015 and continue to be enthusiastic about our prospects moving forward as Norsat has strong growth potential given our solid financial, product and market foundations. I would like to thank our employees for their energy, ideas and hard work, and my fellow Directors for their insight and wise counsel. I also want to thank you, our shareholders, for your continuing confidence in us as we pursue our goal of being the world's premier provider of unique and customized communications for remote and challenging applications.

Please Join Us

On behalf of our Board of Directors, management and employees, I invite you to attend Norsat International Inc.’s Annual General Meeting of Shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, BC, Canada on Wednesday May 4, 2016 at 2:00 pm (Pacific time).

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy.

We look forward to seeing you.

Sincerely,

“Amiee Chan”

Amiee Chan
Director, President and Chief Executive Officer

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